FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Reconciliations of pro forma
to statutory income
statements and balance sheets

RBS Group – Annual Results 2010

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets

Income statement for the quarter ended 31 December 2010

	Pro forma	RFS minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,578	2	-	3,580

Non-interest income (excluding insurance net premium income)	2,609	2	359	2,970
Insurance net premium income	1,272	-	-	1,272

Non-interest income	3,881	2	359	4,242

Total income	7,459	4	359	7,822
Operating expenses	(4,081)	(6)	(420)	(4,507)

Profit before other operating charges	3,378	(2)	(61)	3,315
Insurance net claims	(1,182)	-	-	(1,182)

Operating profit before impairment losses	2,196	(2)	(61)	2,133
Impairment losses	(2,141)	-	-	(2,141)

Operating profit before fair value of own debt	55	(2)	(61)	(8)
Fair value of own debt	582	-	(582)	-

Operating profit/(loss)	637	(2)	(643)	(8)
Amortisation of purchased intangible assets	(96)	-	96	-
Integration and restructuring costs	(299)	-	299	-
Strategic disposals	502	-	(502)	-
Bonus tax	(15)	-	15	-
Asset Protection Scheme credit default swap - fair value changes	(725)	-	725	-
Write-down of goodwill and other intangible assets	(10)	-	10	-

Loss before tax	(6)	(2)	-	(8)
Tax credit/(charge)	7	(4)	-	3

Profit/(loss) from continuing operations	1	(6)	-	(5)
Profit from discontinued operations, net of tax	-	55	-	55

Profit for the period	1	49	-	50
Non-controlling interests	11	(49)	-	(38)

Profit attributable to ordinary and B shareholders	12	-	-	12

RBS Group – Annual Results 2010

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets

Income statement for the quarter ended 30 September 2010

	Pro forma	RFS minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,404	7	-	3,411

Non-interest income (excluding insurance net premium income)	3,224	(182)	(1,656)	1,386
Insurance net premium income	1,289	-	-	1,289

Non-interest income	4,513	(182)	(1,656)	2,675

Total income	7,917	(175)	(1,656)	6,086
Operating expenses	(4,096)	(6)	(449)	(4,551)

Profit before other operating charges	3,821	(181)	(2,105)	1,535
Insurance net claims	(1,142)	-	-	(1,142)

Operating profit before impairment losses	2,679	(181)	(2,105)	393
Impairment losses	(1,953)	-	-	(1,953)

Operating profit/(loss) before fair value of own debt	726	(181)	(2,105)	(1,560)
Fair value of own debt	(858)	-	858	-

Operating loss	(132)	(181)	(1,247)	(1,560)
Amortisation of purchased intangible assets	(123)	-	123	-
Integration and restructuring costs	(311)	-	311	-
Strategic disposals	27	-	(27)	-
Bonus tax	(15)	-	15	-
Asset Protection Scheme credit default swap - fair value changes	(825)	-	825	-

Loss before tax	(1,379)	(181)	-	(1,560)
Tax credit	261	34	-	295

Loss from continuing operations	(1,118)	(147)	-	(1,265)
Profit from discontinued operations, net of tax	2	16	-	18

Loss for the period	(1,116)	(131)	-	(1,247)
Non-controlling interests	(30)	131	-	101

Loss attributable to ordinary and B shareholders	(1,146)	-	-	(1,146)

RBS Group – Annual Results 2010

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets

Income statement for the quarter ended 31 December 2009

	Pro forma	RFS minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,446	(27)	-	3,419

Non-interest income (excluding insurance net premium income)	2,516	(148)	104	2,472
Insurance net premium income	1,308	-	-	1,308

Non-interest income	3,824	(148)	104	3,780

Total income	7,270	(175)	104	7,199
Operating expenses	(4,473)	5	1,601	(2,867)

Profit before other operating charges	2,797	(170)	1,705	4,332
Insurance net claims	(1,321)	-	-	(1,321)

Operating profit before impairment losses	1,476	(170)	1,705	3,011
Impairment losses	(3,099)	-	-	(3,099)

Operating loss before fair value of own debt	(1,623)	(170)	1,705	(88)
Fair value of own debt	270	-	(270)	-

Operating loss	(1,353)	(170)	1,435	(88)
Amortisation of purchased intangible assets	(59)	-	59	-
Integration and restructuring costs	(228)	-	228	-
Strategic disposals	(166)	-	166	-
Bonus tax	(208)	-	208	-
Gains on pensions curtailment	2,148	-	(2,148)	-
Write-down of goodwill and other intangible assets	(52)	-	52	-

Profit/(loss) before tax	82	(170)	-	(88)
Tax charge	(649)	5	-	(644)

Loss from continuing operations	(567)	(165)	-	(732)
Loss from discontinued operations, net of tax	(7)	(128)	-	(135)

Loss for the period	(574)	(293)	-	(867)
Non-controlling interests	(47)	293	-	246
Preference share and other dividends	(144)	-	-	(144)

Loss attributable to ordinary and B shareholders	(765)	-	-	(765)

RBS Group – Annual Results 2010

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets

Income statement for the year ended 31 December 2010

	Pro forma	RFS minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	14,200	9	-	14,209

Non-interest income (excluding insurance net premium income)	13,334	(151)	(652)	12,531
Insurance net premium income	5,128	-	-	5,128

Non-interest income	18,462	(151)	(652)	17,659

Total income	32,662	(142)	(652)	31,868
Operating expenses	(16,710)	(8)	(1,510)	(18,228)

Profit before other operating charges	15,952	(150)	(2,162)	13,640
Insurance net claims	(4,783)	-	-	(4,783)

Operating profit before impairment losses	11,169	(150)	(2,162)	8,857
Impairment losses	(9,256)	-	-	(9,256)

Operating profit/(loss) before fair value of own debt	1,913	(150)	(2,162)	(399)
Fair value of own debt	174	-	(174)	-

Operating profit/(loss)	2,087	(150)	(2,336)	(399)
Amortisation of purchased intangible assets	(369)	-	369	-
Integration and restructuring costs	(1,032)	-	1,032	-
Gain on redemption of own debt	553	-	(553)	-
Strategic disposals	171	-	(171)	-
Bonus tax	(99)	-	99	-
Asset Protection Scheme credit default swap - fair value changes	(1,550)	-	1,550	-
Write-down of goodwill and other intangible assets	(10)	-	10	-

Loss before tax	(249)	(150)	-	(399)
Tax charge	(663)	29	-	(634)

Loss from continuing operations	(912)	(121)	-	(1,033)
Loss from discontinued operations, net of tax	(28)	(605)	-	(633)

Loss for the period	(940)	(726)	-	(1,666)
Non-controlling interests	(61)	726	-	665
Preference share and other dividends	(124)	-	-	(124)

Loss attributable to ordinary and B shareholders	(1,125)	-	-	(1,125)

RBS Group – Annual Results 2010

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets

Income statement for the year ended 31 December 2009

	Pro forma	RFS minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	13,567	(179)	-	13,388

Non-interest income (excluding insurance net premium income)	10,734	(142)	3,780	14,372
Insurance net premium income	5,266	-	-	5,266

Non-interest income	16,000	(142)	3,780	19,638

Total income	29,567	(321)	3,780	33,026
Operating expenses	(17,401)	(35)	19	(17,417)

Profit before other operating charges	12,166	(356)	3,799	15,609
Insurance net claims	(4,357)	-	-	(4,357)

Operating profit before impairment losses	7,809	(356)	3,799	11,252
Impairment losses	(13,899)	-	-	(13,899)

Operating loss before fair value of own debt	(6,090)	(356)	3,799	(2,647)
Fair value of own debt	(142)	-	142	-

Operating loss	(6,232)	(356)	3,941	(2,647)
Amortisation of purchased intangible assets	(272)	-	272	-
Integration and restructuring costs	(1,286)	-	1,286	-
Gain on redemption of own debt	3,790	-	(3,790)	-
Strategic disposals	132	-	(132)	-
Bonus tax	(208)	-	208	-
Gains on pensions curtailment	2,148	-	(2,148)	-
Write-down of goodwill and other intangible assets	(363)	-	363	-

Loss before tax	(2,291)	(356)	-	(2,647)
Tax credit	339	90	-	429

Loss from continuing operations	(1,952)	(266)	-	(2,218)
Loss from discontinued operations, net of tax	(72)	(33)	-	(105)

Loss for the period	(2,024)	(299)	-	(2,323)
Non-controlling interests	(648)	299	-	(349)
Preference share and other dividends	(935)	-	-	(935)

Loss attributable to ordinary and B shareholders	(3,607)	-	-	(3,607)

RBS Group – Annual Results 2010

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets

Balance sheet at 31 December 2010

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	57,014	-	57,014
Net loans and advances to banks	57,909	2	57,911
Reverse repurchase agreements and stock borrowing	42,607	-	42,607
Loans and advances to banks	100,516	2	100,518
Net loans and advances to customers	502,748	-	502,748
Reverse repurchase agreements and stock borrowing	52,512	-	52,512
Loans and advances to customers	555,260	-	555,260
Debt securities	217,480	-	217,480
Equity shares	22,198	-	22,198
Settlement balances	11,605	-	11,605
Derivatives	427,077	-	427,077
Intangible assets	14,448	-	14,448
Property, plant and equipment	16,543	-	16,543
Deferred tax	6,373	-	6,373
Prepayments, accrued income and other assets	12,568	8	12,576
Assets of disposal groups	11,552	932	12,484

Total assets	1,452,634	942	1,453,576

Liabilities
Bank deposits	65,938	113	66,051
Repurchase agreements and stock lending	32,739	-	32,739
Deposits by banks	98,677	113	98,790
Customer deposits	428,599	-	428,599
Repurchase agreements and stock lending	82,094	-	82,094
Customer accounts	510,693	-	510,693
Debt securities in issue	218,372	-	218,372
Settlement balances	10,991	-	10,991
Short positions	43,118	-	43,118
Derivatives	423,967	-	423,967
Accruals, deferred income and other liabilities	23,074	15	23,089
Retirement benefit liabilities	2,288	-	2,288
Deferred tax	2,111	31	2,142
Insurance liabilities	6,794	-	6,794
Subordinated liabilities	27,053	-	27,053
Liabilities of disposal groups	8,940	488	9,428

Total liabilities	1,376,078	647	1,376,725

Equity
Non-controlling interests	1,424	295	1,719
Owners’ equity	75,132	-	75,132

Total equity	76,556	295	76,851

Total liabilities and equity	1,452,634	942	1,453,576

RBS Group – Annual Results 2010

Appendix 1 Reconciliations of pro forma to statutory
income statements and balance sheets

Balance sheet at 31 December 2009

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	51,548	713	52,261
Net loans and advances to banks	48,777	7,879	56,656
Reverse repurchase agreements and stock borrowing	35,097	-	35,097
Loans and advances to banks	83,874	7,879	91,753
Net loans and advances to customers	554,654	132,699	687,353
Reverse repurchase agreements and stock borrowing	41,040	-	41,040
Loans and advances to customers	595,694	132,699	728,393
Debt securities	249,095	18,159	267,254
Equity shares	15,960	3,568	19,528
Settlement balances	12,024	9	12,033
Derivatives	438,199	3,255	441,454
Intangible assets	14,786	3,061	17,847
Property, plant and equipment	17,773	1,624	19,397
Deferred tax	6,492	547	7,039
Prepayments, accrued income and other assets	18,604	2,381	20,985
Assets of disposal groups	18,432	110	18,542

Total assets	1,522,481	174,005	1,696,486

Liabilities
Bank deposits	115,642	(11,504)	104,138
Repurchase agreements and stock lending	38,006	-	38,006
Deposits by banks	153,648	(11,504)	142,144
Customer deposits	414,251	131,598	545,849
Repurchase agreements and stock lending	68,353	-	68,353
Customer accounts	482,604	131,598	614,202
Debt securities in issue	246,329	21,239	267,568
Settlement balances	10,412	1	10,413
Short positions	40,463	-	40,463
Derivatives	421,534	2,607	424,141
Accruals, deferred income and other liabilities	24,624	5,703	30,327
Retirement benefit liabilities	2,715	248	2,963
Deferred tax	2,161	650	2,811
Insurance liabilities	7,633	2,648	10,281
Subordinated liabilities	31,538	6,114	37,652
Liabilities of disposal groups	18,857	33	18,890

Total liabilities	1,442,518	159,337	1,601,855

Equity
Non-controlling interests	2,227	14,668	16,895
Owners’ equity	77,736	-	77,736

Total equity	79,963	14,668	94,631

Total liabilities and equity	1,522,481	174,005	1,696,486

RBS Group – Annual Results 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary

*